UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Bond tender offer for up to €75m of €500m 1.875% Notes due 2021 issued by Pearson Funding Five plc and extension of Pearson plc bank facility

6 March 2019

The company is announcing today that its subsidiary company Pearson Funding Five Plc is launching a tender offer for up to €75m of its €500m 1.875 per cent. Notes due 2021, guaranteed by Pearson (ISIN: XS1068765418), of which €250m currently remain outstanding.

Pearson plc has announced that it has successfully refinanced its bank facility, with a new $1.19bn Revolving Credit Facility, due to mature in February 2024.

The transactions seek to:
1.   Extend the maturity of the group's debt, extending the maturity of the Revolving Credit Facility from 2021 to 2024 and reduce the bond debt maturing in 2021 from €250m;
2.   Optimise the balance between term bond debt and revolving bank debt, given that the latter is more flexible and can be varied according to the seasonality of the business.

Coram Williams, CFO of Pearson said, "I am pleased to announce the successful refinancing of our bank facility to 2024 and the launch today of a tender offer for up to €75m of our €500m bond due in 2021. These transactions, together with the improvement of our credit rating outlook by Moody's to stable this week, mark further progress in the strengthening of our balance sheet, which has seen us reduce bond debt by over $2.5bn since January 2017."

Bank facility transaction details

The transaction was co-ordinated by Bank of America Merrill Lynch and Barclays Bank Plc (also acting as facility agent), with BNP Paribas acting as advisor on the sustainability element of the loan. Other Mandated Lead Arrangers included ANZ bank, Citibank, HSBC, JP Morgan, MUFG bank and TD bank.

About Pearson

Pearson is the world's learning company, with expertise in educational courseware and assessment, and a range of teaching and learning services powered by technology. Our mission is to help people make progress in their lives through learning. We believe that learning opens up opportunities, creating fulfilling careers and better lives. For more, visit: www.pearson.com/corporate.

Contacts
Investor Relations	Jo Russell, Tom Waldron, Anjali Kotak	+44 (0) 207 010 2310
Media	Tom Steiner	+44 (0) 207 010 2310
Treasury	James Kelly	+44 (0) 7525 679 788
Brunswick	Charles Pretzlik, Nick Cosgrove, Simone Selzer	+44 (0) 207 404 5959

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 06 March 2019
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary